

Mail Stop 4628

November 21, 2017

Floyd C. Wilson
Chief Executive Officer and President
Halcón Resources Corporation
1000 Louisiana Street, Suite 6700
Houston, TX 77002

      Re: Halcón Resources Corporation
              Registration Statement on Form S-4
              Filed November 1, 2017
              File No. 333-221279
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 1, 2017
              File No. 1-35467

Dear Mr. Wilson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed November 1, 2017

General

1.   Please amend your registration statement to incorporate by reference the Form 10-Q filed on November 9, 2017 and any other Exchange Act filings you make prior to requesting acceleration of the effectiveness of this registration statement. See Question 123.05 of the Division's Compliance and Disclosure Interpretations at https://www.sec.gov/divisions/corpfin/guidance/safinterp.htm

2.   Please also be advised that we will not be in a position to declare this registration statement effective until you have cleared all comments on your periodic reports.

Form 10-K for the Fiscal Year ended December 31, 2016

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Business, page 6

Oil and Natural Gas Operations, page 17

3.   We note your disclosure about the revisions in proved reserves during 2016 indicates these result from separate and unrelated factors. For example, you attribute negative revisions to PUD locations in the Bakken/Three Forks and El Halcón areas that either (i) became uneconomic at the lower 12-month average prices or (ii) were removed because they no longer met the SEC five year development requirement.

Please expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. This disclosure should also identify the extent of any material changes caused by well performance, unsuccessful and/or uneconomic locations drilled, and other changes in the proved undeveloped locations of a previously adopted development plan.

This comment applies to the disclosure under this heading and any corresponding disclosures elsewhere in your filing, as appear on page 147 for changes in developed and undeveloped reserves, for each of the periods presented. Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5.

4.   Please expand your disclosure here and elsewhere on page 147 to include an explanation for the changes in proved undeveloped reserves attributable to extensions and discoveries. Please refer to Item 1203(b) of Regulation S-K.

5.   You disclose that "reliable technologies were used to determine areas where PUD locations are more than one offset location away from a producing well." If the reserves relating to such locations are material to your total proved undeveloped reserves, or the reserve additions that occurred during 2016 relating to extensions and discoveries, please expand your disclosure to quantify the corresponding number of gross proved undeveloped locations and related net proved reserves.

Also tell us the extent to which any of the wells drilled to date that were more than one offset away from a producing well at the time of their drilling were determined to be uneconomic upon drilling; and for those which continued to be economic, tell us of any instances where your estimates of pre-drill reserves were significantly revised downward upon initial completion and production, for reasons other than commodity prices. Refer to Item 1202(a)(6) of Regulation S-K and FASB ASC 932-235-50-10.

Supplemental Oil and Gas Information (Unaudited)

Oil and Natural Gas Reserves, page 145

6. We note your discussion of the changes in proved reserves appears to indicate that you classify changes resulting from infill drilling as extensions and discoveries. If true, please tell us how you considered the guidance in FASB ASC 932-235-50-5 in determining that the changes related to such wells should be classified as extensions and discoveries, rather than revisions to previous estimates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me, at (202) 551-3642 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources